UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CLAYMONT STEEL HOLDINGS, INC.

(Name of Subject Company (Issuer))

TITAN ACQUISITION SUB, INC.

and

EVRAZ GROUP S.A.

(Name of Person Filing Statement (Offeror))

Common Shares, par value $0.001

(Titles of Class of Securities)

18382P104

(CUSIP Number of Class of Securities)

Irina Kibina

Vice President, Corporate Affairs and Investor Relations

Evraz Group S.A.

1, Allée Scheffer

L-2520, Luxembourg

+7 (495) 232-1370

Copy to:

William A. Groll, Esq.

Neil Q. Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation** N/A	Amount of Filing Fee** N/A

☐

Check the box if any part of the fee is offset as provided by Rule 0−11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third−party tender offer subject to Rule 14d−1.
☐	issuer tender offer subject to Rule 13e−4.
☐	going−private transaction subject to Rule 13e−3.
☐	amendment to Schedule 13D under Rule 13d−2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐